----------------------------
                                            OMB APPROVAL
                                            ----------------------------
                                            OMB Number:  3235-0157
                                            Expires: March 31, 2002
                                            Estimated average burden
                                            hours per response.........3
                                            ----------------------------



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form N-8F

     Application for Deregistration of Certain Registered Investment Companies.

I.   General Identifying Information

1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above):

     [X]  Merger

     [ ] Liquidation

     [ ] Abandonment of Registration (Note: Abandonments of Registration  answer
         only  questions  1 through  15, 24 and 25 of  this form  and   complete
         verification at the end of the form.

     [ ] Election of  status as a  Business  Development Company (Note: Business
         Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form).

2. Name of Fund: Gilford Oakwood Equity Fund, a series of the Trust for Investment Managers, a Delaware Business Trust (the "Fund"). As of the date of the Fund merger the Trust for Investment Managers does not have any assets and requests to be deregistered.

3.   Securities and Exchange Commission File No.: 811-09393

4.   Is this an initial Form N-8F or an  amendment  to a  previously  filed Form
     N-8F?

         [ X ]    Initial Application                [   ]     Amendment

5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                             615  East Michigan Street
                             Milwaukee, WI 53202
                             Attn.: Rodney A. DeWalt, Esq.

6. Name, address and telephone number of individual of Commission staff should contact with any questions regarding this form:

                           Rodney A. DeWalt, Esq.
                           U.S. Bancorp Fund Services, LLC
                           615 E. Michigan Street
                           Milwaukee, WI  53202
                           Ph. (414) 765-5340

7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:



     Records Relating to:                   Located at:
     --------------------                   -----------
     Registrant's fund accounting           U.S. Bancorp Fund Services, LLC
     servicing agent, transfer agent        615 E. Michigan Street
     and administrator                      Milwaukee, Wisconsin  53202

     Registrant's investment adviser        Oakwood Capital Management LLC
                                            1901 Avenue of the Stars, 3rd Floor
                                            Los Angeles, California 90067

     Registrant's custodian                 U.S. Bank, National Association
                                            425 Walnut Street
                                            Cincinnati, Ohio 45202


     NOTE:Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

8.   Classification of fund (check only one):

         [ X ]    Management company;

         [   ]     Unit investment trust; or

         [   ]     Face-amount certificate company.

9.   Subclassification if the fund is a management company (check only one):

         [ X ]    Open-end                           [   ]     Closed-end

10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                  Oakwood Capital Management LLC
                  1901 Avenue of the Stars, 3rd Floor
                  Los Angeles, California 90067

                  McCarthy Group Asset Management, Inc.
                  1125 South 103rd Street, Suite 450
                  Omaha, Nebraska 68124-6019

12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                   Gilford Securities, Inc.
                   850 Third Avenue
                   New York, New York 10022

13.  If the fund is a unit investment trust ("UIT") provide:

     (a)  Depositor's name(s) and address(s):

     (b)  Trustee's name(s) and address(s):

14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                  [  ]     Yes                       [ X ]    No

     If Yes, for each UIT state:

                  Name(s):

                  File No.:  811-_______

                  Business Address:

15. (a) Did the fund obtain approval from the board of directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                  [ X ]    Yes                       [   ]     No

         If Yes, state the date on which the board vote took place:

         March 11, 2002

         If  No, explain:

     (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of
          Registration:

                  [ X ]     Yes                      [   ]    No

          If Yes, state the date on which the shareholder vote took place:

          June 27, 2002

          If No, explain:

II.  Distributions to Shareholders

16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [   ]    Yes                       [X]      No

     (a)  If Yes, list the date(s) on  which the fund  made those distributions:

     (b)  Were the distributions made on the basis of net assets? N/A

                  [  ]     Yes                       [  ]     No

     (c)  Were the distributions made pro rata based on share ownership? N/A

                  [  ]     Yes                       [  ]     No

     (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated: N/A

     (e)  Liquidations  only:
          Were any distributions to shareholders made in kind?

                  [  ]     Yes                       [  ]     No

     If   Yes,  indicate the percentage of fund shares owned by  affiliates,  or any other affiliation of shareholders:

17.  Closed-end funds only: Has the fund issued senior securities?

                  [  ]     Yes                       [  ]     No

     If  Yes,   describe   the  method  of   calculating   payments   to  senior
     securityholders and distributions to other shareholders:

18.  Has the fund distributed all of its assets to the fund's shareholders?

                  [ X ]    Yes                       [   ]     No

     If   No,
     (a) How many shareholders does the fund have as of the date this form is filed?

     (b) Describe the relationship of each remaining shareholder to the fund:

19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests? N/A

                  [  ]     Yes                       [   ]     No

     If   Yes,  describe  briefly  the  plans (if any) for  distributing  to, or preserving the interests of, those shareholders:

III. Assets and Liabilities

20. Does the fund have any assets as of the date this form is file? (See question 18 above)

                  [  ]     Yes                       [ X ]    No

     If Yes,
     (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

     (b)  Why has the fund retained the remaining assets?

     (c)  Will the remaining assets be invested in securities?

                  [  ]     Yes                       [  ]     No

21.  Does  the  fund  have  any  outstanding   debts  (other  than   face-amount
     certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [  ]     Yes                       [ X ]    No

     If Yes,
     (a) Describe the type and amount of each debt or other liability:

     (b) How does the fund intend to pay these outstanding debts or other liabilities?

IV.  Information About Event(s) Leading to Request For Deregistration

22.  (a)  List  the  expenses   incurred  in  connection   with  the  Merger  or
     Liquidation:

          (i)   Legal expenses:                                $44,911.68

          (ii)  Accounting expenses:                                $0.00

          (iii) Other expenses (list and identify separately):
                Printing                                       $42,639.61
                Registration (Cusip/Blue Sky)                   $8,496.19

          (iv)  Total expenses (sum of lines (i)-(iii) above): $96,047.48

     (b)  How were those expenses allocated? N/A

     (c)  Who paid those expenses? U.S. Bancorp Fund Services, LLC

     (d)  How did the fund pay for unamortized expenses (if any)? N/A

23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [  ]     Yes                       [ X ]    No

     If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

V.   Conclusion of Fund Business

24.  Is the fund a party to any litigation or administrative proceeding?

                  [  ]     Yes                       [ X ]    No

     If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [  ]     Yes                       [X]      No

     If Yes, describe the nature and extent of those activities:

VI.  Mergers Only

26.  (a) State the name of the fund surviving the Merger:

         Gilford Oakwood Equity Fund.

         The surviving fund is a series of the Advisors Series Trust, a Delaware business trust.

     (b)  State the Investment Company Act file number of the fund surviving the
          Merger:

          811-07959

     (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

          Applicant filed an Agreement and Plan of Reorganization on May 3, 2002 on Form N-14 (File No. 811-09393)

     (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                                  VERIFICATION

          The undersigned states that (i) he has executed this Form N-8F application for an order under Section 8(f) of the Investment Company Act of 1940 on behalf of the Trust for Investment Managers (ii) he is the President of the Trust for Investment Managers, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his knowledge, information and belief.



                                                /s/ Robert H. Wadsworth
                                                --------------------------------
                                                Robert H. Wadsworth
                                                President
                                                Trust for Investment Managers